[DLA PIPER LLP (US) LETTERHEAD]
                          September 24, 2009
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Assistant Director

Re:	TeleCommunication Systems, Inc. Registration Statement on Form S-3 Filed August 25, 2009 File No. 333-161544
Ladies and Gentlemen:
     This letter is in response to the comment letter dated September 16, 2009 of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement on Form S-3 (File No. 333-161544) (the “Registration Statement”) of TeleCommunication Systems, Inc. (the “Company”) filed with the SEC on August 25, 2009. The Company has filed an amendment to the Registration Statement today. This letter restates the numbered comments of the Staff in bold/italic font and the discussion set forth below each comment is the Company’s response.
Incorporation by Reference, page 16
1.	We note that you have not incorporated by reference to your current reports on Form 8-K filed on February 2, 2009 (as amended on April 22, 2009) and April 20, 2009. Please revise to expressly incorporate by reference to these specific filings.
Response: The Company has revised the Registration Statement to incorporate its Current Reports on Form 8-K filed on February 2, 2009 (as amended on April 22, 2009) and April 20, 2009.
2.	Please consider revising this section to add language stating that all filings made by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. See Question 123.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Forms.
Response: The Company has revised the Registration Statement to add the requested language.

Division of Corporation Finance
United States Securities and Exchange Commission
September 24, 2009

     We appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (410) 580-4120 if you have any questions regarding this letter.

Sincerely, DLA PIPER LLP (US)
/s/ Wm David Chalk
Wm. David Chalk

cc: Bruce A. White, Esq.